UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-134684

U-Store-It, L.P. 401(k) Retirement Savings Plan

(formerly known as the U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan)

(Exact name of registrant as specified in its charter)

460 East Swedesford Road, Wayne, PA 19087  (610) 293-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in the U-Store-It, L.P. 401(k) Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*Effective June 13, 2012, the participants in the U-Store-It, L.P. 401(k) Retirement Savings Plan (the “Plan”) are no longer permitted to purchase common shares of CubeSmart under the Plan.  In light of the foregoing, CubeSmart has filed a post-effective amendment on Form S-8 with the SEC to deregister any unsold CubeSmart common shares and related plan interests offered to employees under the Plan.  This Form 15 has been filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including the obligation to file annual reports on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, U-Store-It, L.P. 401(k) Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 14, 2012	U-STORE-IT, L.P. 401(K) RETIREMENT SAVINGS PLAN

		By:	/s/ Jeffrey P. Foster
Name: Jeffrey P. Foster
Title: Plan Trustee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.